

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2020

Alex B. Rozek
Co-Chief Executive Officer and President
Yellowstone Acquisition Company
1411 Harney Street, Suite 200
Omaha, NE 68102

> **Re: Yellowstone Acquisition Company**
> **Registration Statement on Form S-1**
> **Filed September 25, 2020**
> **File No. 333-249035**

Dear Mr. Rozek:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed on September 25, 2020

Summary -- Our Business Strategy, page 5

1. In this section and elsewhere you appear to use the term "we" to refer interchangeably to the registrant, a newly organized blank check company; members of the registrant's management; your sponsor or its employees or affiliates; and Boston Omaha Corporation and certain members of its management team. Please revise the disclosure as appropriate to clarify in each case whether you are referring to the registrant, to BOC, to your sponsor, or to some combination thereof.

Capitalization, page 66

2. Please tell us why you have not classified the $110 par value of the Class A shares within As Adjusted total stockholders' equity.

Item 16. Exhibits and Financial Statement Schedules
23.1 Consent of KPMG LLP, page II-6

3. Revise your filing to provide a consent from your independent accountant that references their report dated September 9, 2020.

General

4. We note that the forum selection provision in Article XII of your Amended and Restated Certificate of Incorporation states that the Court of Chancery shall be the exclusive forum for the resolution of any complaint asserting a cause of action in the listed instances, which include derivative actions and could also appear to encompass actions arising under the Securities Act or the Exchange Act. The provision includes language suggesting that the federal courts would be the exclusive forum for Securities Act actions, but that in turn is "subject to the preceding provisions of this Section 12.1." However, we note you disclose on pages 56 and 121 of the prospectus that the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction. If the provision applies to Securities Act claims, please revise your prospectus to so disclose and also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules. If this provision does not apply to actions arising under the Securities Act, please ensure that the exclusive forum provision in your Amended and Restated Certificate states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff

Attorney, at (202) 551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Zachary R. Fountas